Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (Registration No. 333-275127) of Clean Energy Technologies, Inc. (the “Company”), as amended, and in the related prospectus and any prospectus supplements thereto, of our report dated April 14, 2025, except for Note 18, as to which the date is June 6, 2025, and Note 2 and Note 19, as to which the date is June 4, 2026, with respect to the restated consolidated financial statements of the Company as of December 31, 2024 and 2023, and for the years then ended, which appears in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2024.

Our report includes explanatory paragraphs relating to the restatement of the Company’s previously issued consolidated financial statements and the uncertainty as to the Company’s ability to continue as a going concern.

/s/ TAAD LLP

Diamond Bar, California

June 4, 2026